# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PureCycle Technologies, Inc., CIK 0001830033
CUSIP: 74623V103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 20 NORTH ORANGE AVE, SUITE 106, ORLANDO, Florida (FL), 32801
Date of event which requires filing of this statement: 10/30/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-22-196589
Filed by CIK 0001872215

## Reporting persons
- SK Geo Centric Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,928,571; sole dispositive power 0; shared dispositive power 3,928,571; aggregate amount beneficially owned 3,928,571 (2.3% of the class)
  Comment: (1) Consists of 3,928,571 shares of common stock issuable to SK geo centric Co., Ltd. upon exercise of a warrant.
  (2) Based on (i) 173,491,740 shares of common stock outstanding on November 13, 2024 as set forth in the Issuer's Form 10-Q as filed with the SEC on November 15, 2024 and (ii) 3,928,571 shares of common stock issuable to SK geo centric Co., Ltd. upon exercise of a warrant.
  (3) See Item 4 below. This constitutes an exit filing for the Reporting Person.
- SK Innovation Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,928,571; shared dispositive power 3,928,571; aggregate amount beneficially owned 3,928,571 (2.3% of the class)
  Comment: (1) Consists of 3,928,571 shares of common stock issuable to SK geo centric Co., Ltd. upon exercise of a warrant.
  (2) Based on (i) 173,491,740 shares of common stock outstanding on November 13, 2024 as set forth in the Issuer's Form 10-Q as filed with the SEC on November 15, 2024 and (ii) 3,928,571 shares of common stock issuable to SK geo centric Co., Ltd. upon exercise of a warrant.
  (3) See Item 4 below. This constitutes an exit filing for the Reporting Person.

## Item 1. Issuer
Name of issuer: PureCycle Technologies, Inc.
Address of issuer's principal executive offices: 20 NORTH ORANGE AVE, SUITE 106, ORLANDO, FL 32801

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed on behalf of the following persons (the "Reporting Persons"):
SK geo centric Co., Ltd.
SK Innovation Co., Ltd.
Address of principal business office or, if none, residence:
SK geo centric Co., Ltd.
51, Jong-ro, Jongno-gu
Seoul, Korea 03161
SK Innovation Co., Ltd.
26, Jong-ro, Jongno-gu
Seoul, Korea 03118
Citizenship:
SK geo centric Co., Ltd. - Republic of Korea
SK Innovation Co., Ltd. - Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition:
See Row 7 of cover page for each Reporting
Person.
Shared power to dispose or to direct the disposition:
See Row 8 of cover page for each Reporting
Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each member of the group is identified on Exhibit A to this Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A
Joint Filing Agreement

## Signatures
- SK Geo Centric Co., Ltd.: /s/ Ahnseop Choi, Ahnseop Choi Chief Executive Officer and President (01/02/2025)
- SK Innovation Co., Ltd.: /s/ Sangkyu Park, Sangkyu Park President & Chief Executive Officer (01/02/2025)
Comment: Explanatory Note: This Amendment No. 1 to Statement on Schedule 13G (this "Amendment") amends and supplements the Statement on Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission on July 18, 2022 (the "Statement"). The purpose of this Amendment is to update the beneficial ownership information on the cover pages and in Item 4 in the Statement, including to indicate that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the outstanding shares of common stock of the Issuer and to amend Item 5 of the Statement accordingly. This Amendment constitutes an exit filing for each of the Reporting Persons.